Exhibit 99.1

Nano Dimension Reports Second Quarter Financial Results

Ness Ziona, Israel, August 24, 2016 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D Printed Electronics, today announced financial results for the second quarter ended June 30, 2016.

Nano Dimension ended the second quarter of 2016 with $5,793,000 (NIS 22,278,000) in cash and cash equivalents, while total quarterly expenses were $1,664,000 (NIS 6,401,000).

Amit Dror, CEO, said, “We made significant progress during the second quarter and look forward to officially launching the company’s sales strategy in the third quarter. The advancements the company has made over the past quarter include additional patent applications, which we believe will help support our vision that our technology may have various uses – from prototypes for electronics to complex structures for different applications across various industries. As we continue to reach ambitious milestones, we are eager to enter this next phase as we will begin to see the full market demand for our revolutionary printer.”

Second Quarter 2016 Financial Results:

●

Research and development (R&D) expenses for the second quarter of 2016 were $503,000 (NIS 1,933,000), compared to $436,000 (NIS 1,642,000) in the first quarter of 2016 and $1,449,000 (NIS 5,571,000) in the second quarter of 2015. The increase compared to the first quarter of 2016 was mainly attributable to an increase of $222,000 (NIS 855,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (the company had 57 R&D employees as of June 30, 2016 and 46 R&D employees as of March 31, 2016).

The R&D expenses for the second quarter of 2016 are presented net of government grants in the amount of $103,000 (NIS 398,000) and net of development expenses recognized as intangible assets in the amount of $1,405,000 (NIS 5,404,000).

●	General and administrative (G&A) expenses for the second quarter of 2016 were $1,197,000 (NIS 4,605,000), compared to $1,176,000 (NIS 4,429,000) in the first quarter of 2016 and $413,000 (NIS 1,590,000) in the second quarter of 2015. The increase compared to the first quarter of 2016 resulted primarily from an increase of $178,000 (NIS 683,000) in professional services expenses mainly for investor relations and legal services.

●	Net loss for the second quarter of 2016 was $1,664,000 (NIS 6,401,000), or $0.04 (NIS 0.17) per share, compared to $1,790,000 (NIS 6,741,000), or $0.05 (NIS 0.18) per share, in the first quarter of 2016 and $1,848,000 (NIS 7,109,000), or $0.08 (NIS 0.29) per share, in the second quarter of 2015. The change compared to the first quarter of 2016 was due to the changes in the expenses described above, as well as a change in finance expenses due to a change in the exchange rate of the USD against the NIS.

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Balance Sheet Highlights

●	Cash and cash equivalents totaled $5,793,000 (NIS 22,278,000) as of June 30, 2016, compared to $8,665,000 (NIS 33,811,000) on December 31, 2015. The decrease compared to December 31, 2015 reflects the cash used in operations during the six-month period ended June 30, 2016, net of proceeds received in respect of government grants and net of proceeds received from exercise of warrants during the period.

●	Shareholders' equity totaled $11,558,000 (NIS 44,452,000) as of June 30, 2016, compared to $12,047,000 (NIS 47,004,000) on December 31, 2015.

Second Quarter and Recent Corporate Highlights:

●	On May 24, 2016, the company announced that it has been included in the “Cool Vendors in 3D Printing, 2016” report by Gartner, Inc.

●	On May 25, 2016, the company announced that it has successfully lab-tested a proof of concept 3D bioprinter for stem cells. The trial was conducted in collaboration with Accellta Ltd., a company headquartered in Haifa, Israel, that has developed proprietary technologies for the unique production of high quality media, stem cells, progenitors and differentiated cells for drug discovery, regenerative medicine and research. The feasibility study confirmed that the combined know-how and technologies of the companies enabled printing of viable stem cells using an adapted 3D printer.

●	On August 24, 2016, the company announced that it has supplied the first DragonFly 2020 system designated for 3D circuitry and PCBs to a leading defense company in Israel for evaluation purposes. The first supply of the DragonFly 2020 system for testing marked yet another breakthrough for the company. This is the first key step towards the potential commercialization of Nano Dimension’s products.

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About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss the commercialization of our products, launching our sales strategy in the third quarter of 2016 and market demand for our printer. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Nano Dimension Ltd.

Consolidated Statements of Financial Position

	June 30	June 30	December 31
	2016	2016	2015
	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS
Assets
Cash and cash equivalents	5,793	22,278	33,811
Restricted deposits	130	500	500
Other receivables	419	1,611	1,030
Total current assets	6,342	24,389	35,341

Restricted deposits	111	425	428
Property plant and equipment, net	1,393	5,359	4,414
Intangible assets	5,814	22,361	11,355
Total non-current assets	7,318	28,145	16,197
Total assets	13,660	52,534	51,538

Liabilities
Trade payables	528	2,029	1,727
Other payables	994	3,824	1,814
Total current liabilities	1,522	5,853	3,541

Liability in respect of government grants	580	2,229	993
Total liabilities	2,102	8,082	4,534

Equity
Share capital	1,135	4,367	3,863
Share premium	18,976	72,980	63,054
Treasury shares	(1,368)	(5,260)	(5,260)
Warrants	896	3,445	6,934
Capital reserve from transactions with controlling shareholders	485	1,866	1,866
Capital reserve for share-based payments	4,246	16,330	12,681
Accumulated loss	(12,812)	(49,276)	(36,134)
Total equity	11,558	44,452	47,004
Total liabilities and equity	13,660	52,534	51,538

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Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the six months ended June 30			For the three months ended June 30			For the year ended December 31
	2016	2016	2015	2016	2016	2015	2015
	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS	Thousand USD Convenience translation into US dollars (NIS 3.846 = $1)	Thousand NIS	Thousand NIS	Thousand NIS

Research and development expenses, net	930	3,575	7,492	503	1,933	5,571	11,153
General and administrative expenses	2,349	9,034	2,613	1,197	4,605	1,590	11,229
Other income	-	-	-	-	-	-	6
Operating loss	(3,279)	(12,609)	(10,105)	(1,700)	(6,538)	(7,161)	(22,376)

Finance income	-	-	138	36	137	191	1,529
Finance expense	138	533	189	-	-	139	145

Total comprehensive loss	(3,417)	(13,142)	(10,156)	(1,664)	(6,401)	(7,109)	(20,992)

Basic and diluted loss per share (in NIS / USD)	(0.09)	(0.35)	(0.45)	(0.04)	(0.17)	(0.29)	(0.78)

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Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.846 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the six months ended June 30, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004	12,221
Exercise of warrants and options	504	9,926	-	(3,489)	-	(1,353)	-	5,588	1,453
Share-based payments	-	-	-	-	-	5,002	-	5,002	1,301
Net loss	-	-	-	-	-	-	(13,142)	(13,142)	(3,417)

Balance as of June 30, 2016	4,367	72,980	(5,260)	3,445	1,866	16,330	(49,276)	44,452	11,558

For the three months ended June 30, 2016:
Balance as of April 1, 2016	4,267	69,817	(5,260)	4,623	1,866	14,393	(42,875)	46,831	12,176
Exercise of warrants and options	100	3,163	-	(1,178)	-	(208)	-	1,877	488
Share-based payments	-	-	-	-	-	2,145	-	2,145	558
Net loss	-	-	-	-	-	-	(6,401)	(6,401)	(1,664)

Balance as of June 30, 2016	4,367	72,980	(5,260)	3,445	1,866	16,330	(49,276)	44,452	11,558

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